Exhibit 5.2

MICHAEL DOCKERY

P.O. Box 2529

Billings, MT 59103-2529

mdockery@crowleyfleck.com

Direct Phone (406) 255-7243

Fax (406) 252-3181

July 11, 2014

PHI, Inc.

2001 S.E. Evangeline Thruway

Lafayette, Louisiana, 70508

Re:	Sky Leasing, LLC, Leasing Source, LLC, Vertilease, LLC and MDHL, LLC Guarantees

Gentlemen:

You have asked for our opinion as to the enforceability of the guarantees (“Guarantees”) by Sky Leasing, LLC, a Montana limited liability company, Leasing Source LLC, a Montana limited liability company, Vertilease LLC, a Montana limited liability company, and MDHL, LLC, a Montana limited liability company (hereinafter, collectively, the “Companies”), relative to SEC Form S-4 (as amended, the “Registration Statement”) filed by PHI, Inc. (the “Issuer”), with the Securities Exchange Commission with respect to Issuer’s offer to exchange up to $500,000,000 aggregate principal amount of its unregistered 5.25% Senior Notes due 2019 (the “Unregistered Notes”) for a like principal amount of its Registered 5.25% Senior Notes due 2019 (the “Registered Notes”). The Unregistered Notes and the Registered Notes are collectively referred to herein as the “Notes.”

In connection therewith you have furnished us with copies (which you have represented to be true and correct copies of the originals and that the originals have not been amended or rescinded) of the following:

1.	Legal Opinion of Jones Walker LLP, dated July 11, 2014 (the “Opinion”).

2.	Registration Statement.

3.	Indenture dated as of March 17, 2014 by and among the Issuer, the subsidiary guarantors and U.S. Bank National Association, as trustee (the “Indenture”).

4.	Registration Rights Agreement dated as of March 17, 2014, by and among the Issuer, the subsidiary guarantors and UBS Securities LLC, as the initial purchaser (the “Registration Rights Agreement”).

PHI, Inc.

July 11, 2014

5.	Joint Written Consent of the Sole Member and the Sole Manager of the Companies dated March 3, 2014.

6.	Operating Agreement of Leasing Source, LLC.

7.	Operating Agreement of Vertilease, LLC.

8.	Operating Agreement of Sky Leasing, LLC.

9.	Articles of Organization of MDHL, LLC.

10.	Executed copies of the Unregistered Notes, each with a Note Guarantee executed on behalf of the Companies.

11.	The following Certificate of Existence from the Montana Secretary of State (collectively, the “Certificates of Existence”):

(a)	Certificate of Existence for Leasing Source, LLC, dated July 9, 2014.

(b)	Certificate of Existence for Vertilease, LLC, dated July 9, 2014.

(c)	Certificate of Existence for Sky Leasing, LLC, dated July 9, 2014.

(d)	Certificate of Existence for MDHL, LLC, dated July 9, 2014.

12.	Officer’s Certificate dated July 11, 2014, certifying as to the Companies’ organizational documents and resolutions (the “Officer’s Certificate”).

With your permission, in forming our opinion, we have examined the foregoing documents and, except with respect to the Companies, have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies. We have also assumed (i) the legal capacity of natural persons, the corporate or other powers of all persons signing on behalf of the parties thereto other than the Companies, (ii) except with respect to the Companies, the due authorization, execution and delivery of the Indenture, the Registration Rights Agreement, the Notes, the Officer’s Certificate and all other documents and certificates by the parties thereto (the “Transaction Documents”), and (iii) that legally valid and sufficient consideration has been given for the Guarantees. Other than the Guarantees, we have assumed the Transaction Documents are legally binding and enforceable by, between and among the parties thereto and the intended beneficiaries thereof. As to questions of fact material to this Opinion, we have relied upon the Transaction Documents without independent verification as to any facts referenced therein or any independent investigation of the warranties and representations made by any party to the Transaction Documents.

Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth hereinafter, we are of the opinion that the Guarantees executed on behalf of the Companies are duly authorized and enforceable, and will be binding obligations of the Companies, when (a) the Registration Statement has become effective under the Securities Act of 1933, as amended (the “Act”); (b) the Unregistered Notes have been exchanged in the manner described in the prospectus forming a part of the

PHI, Inc.

July 11, 2014

Registration Statement, (c) the Registered Notes have been duly executed, authenticated, issued and delivered by the Issuer in accordance with the terms of the Indenture, against receipt of the Unregistered Notes surrendered in exchange therefor, (d) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and (e) applicable provisions of “blue sky” laws have been complied with. It is our opinion that the Companies are duly organized and validly existing legal entities under the laws of the State of Montana, have the power to create the obligations under the Guarantees, and have duly authorized the execution, delivery and performance of the Guarantees.

The opinions and other matters in this letter are qualified in their entirety and subject to the following limitations:

A. We express no opinion as to the laws of any jurisdiction other than any published constitutions, treaties, laws, rules or regulations or judicial or administrative decisions of the State of Montana.

B. The matters expressed in this letter are subject to and qualified and limited by: (1) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium and similar laws affecting creditor’s rights and remedies generally; (2) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity); (3) the power of the courts to award damages in lieu of equitable remedies; (4) securities laws and public policy underlying such laws with respect to rights of indemnification and contribution; (5) limitations on the waiver of rights under any stay, extension or usury law or other law, whether now or hereafter in force, which would prohibit or forgive the Companies or any party to the Transaction Documents from paying all or any portion of the Unregistered Notes or the Registered Notes; and (6) we call your attention to Mont. Code Ann. § 28-11-108, which provides for the revocation of a continuing guaranty under certain circumstances, and Mont. Code Ann. §28-11-201, which provides that the obligation of a guarantor cannot exceed that of the principal.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

Sincerely yours,

CROWLEY FLECK PLLP

By	/s/ Michael Dockery
Michael Dockery